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                                  RISK FACTORS

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In addition to the other information provided or incorporated by reference in our reports, you should consider the following factors carefully in evaluating us and our business. Additional risks and uncertainties not presently known to us, that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general, such as competitive conditions, may also impair our business operations. If any of the following risks occur, our business, financial condition, or results of operations could be materially adversely affected.
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CHANGES IN OUTSOURCING TRENDS IN THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES
COULD ADVERSELY AFFECT OUR OPERATING RESULTS

     Economic factors and industry trends that affect our primary customers, pharmaceutical and biotechnology companies, also affect our business. For example, the practice of many companies in these industries has been to hire outside organizations such as ours to conduct large clinical research and sales and marketing projects. This practice has grown substantially in the 1990s, and we have benefited from this trend. If this trend were to change and companies in these industries reduced their tendency to outsource those projects, our operations and financial condition could be materially and adversely affected. In addition, numerous governments have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. If future regulatory cost containment efforts limit the profits which can be derived on new drugs, our customers may reduce their research and development spending which could reduce the business they outsource to us. We cannot predict the likelihood of any of these events or the effects they would have on our business, results of operations or financial condition.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE PMSI AND ENVOY INTO OUR BUSINESS

     In March 1999 we completed the acquisitions of Pharmaceutical Marketing Services, Inc. and ENVOY Corporation. ENVOY is the largest acquisition we have completed to date, and PMSI is one of the largest we have ever completed. We may not achieve the intended benefits of the mergers with PMSI and ENVOY if we are unable to integrate these businesses with our own successfully. The PMSI and ENVOY acquisitions have expanded our lines of business and thus involve new risks. ENVOY is a provider of electronic data interchange (or "EDI") and data analysis services; PMSI provides market research audits and other studies for the pharmaceutical industry. If either of these acquisitions fails to meet our performance expectations, our results of operation and financial condition could be materially adversely affected. We could encounter a number of difficulties in the integration of these businesses, such as:

          -    retaining PMSI's customers among pharmaceutical companies;

          - retaining ENVOY's EDI customers among pharmacies, health insurance companies, hospitals and other healthcare providers;

          - maintaining and increasing PMSI's and ENVOY's competitive presence in the healthcare industry;


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          -    the ability to operate and expand the data analysis portion of
               ENVOY's business;

          - continuing to operate each of PMSI's and ENVOY's businesses efficiently; or

          -    retaining key PMSI and ENVOY employees.

     For example, if either acquired company's current customers are uncertain about our commitment to support their existing products and services, they could cancel or refuse to renew current contracts. In addition, the combined company may be unsuccessful in expanding or retaining its competitive position in the current and new sectors of the healthcare industry in which it now operates as a result of factors such as its inability to properly market either acquired company's services and products. Furthermore, the successful integration of PMSI and ENVOY depends on the contribution of certain key PMSI and ENVOY employees. The loss of any key personnel could result in less efficient business operations for the combined company and could seriously harm its business.

IF COMPANIES WE ACQUIRE DO NOT PERFORM AS EXPECTED OR IF WE ARE UNABLE TO MAKE STRATEGIC ACQUISITIONS, OUR BUSINESS COULD BE ADVERSELY AFFECTED

     A key element of our growth strategy depends on our ability to complete acquisitions that complement or expand our business and successfully integrate the acquired companies into our operations. If we are unable to successfully execute our acquisition strategy, there could be a material adverse effect on our business, results of operations and financial condition. In the past, some of our acquisitions performed below our expectations in the short term, but we experienced no impact to our expectations for our overall results, due in part to the size of such acquisitions and the performance of other areas of our business. In the future, if we are unable to operate the business of an acquired company so that its results meet our expectations, those results could have a negative impact on our results as a whole. The risk that our results may be affected if we are unable to successfully operate the businesses we acquire may increase in proportion with (1) the size of the businesses we acquire, (2) the lines of business we acquire and (3) the number of acquisitions we complete in any given time period.

     In 1998, we completed 11 acquisitions and announced agreements to acquire PMSI and ENVOY. As of June 30, 1999, we have completed another 6 acquisitions, including PMSI and ENVOY. In addition, we are currently reviewing many acquisition candidates and continually evaluating and competing for new acquisition opportunities. Other risk factors we face as a result of our aggressive acquisition strategy include the following:

          - the ability to achieve anticipated synergies from combined operations;

          - integrating the operations and personnel of acquired companies, especially those in lines of business that differ from our current lines of business;

          - the ability of acquired companies to meet anticipated revenue and net income targets;


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          -    potential loss of the acquired companies' key employees;

          - the possibility that we may be adversely affected by risk factors present at the acquired companies, including Year 2000 risks;

          - potential losses resulting from undiscovered liabilities of acquired companies that are not covered by the indemnification we may obtain from the sellers;

          - risks of assimilating differences in foreign business practices and overcoming language barriers (for acquisitions of foreign companies); and

          - risks experienced by companies in general that are involved in acquisitions.

     Due to these risks, we may not be able to successfully execute our acquisition strategy.

IF WE ARE UNABLE TO SUCCESSFULLY DEVELOP AND MARKET POTENTIAL NEW SERVICES, OUR GROWTH COULD BE ADVERSELY AFFECTED

     Another key element of our growth strategy is the successful development and marketing of new services which complement or expand our existing business. If we are unable to succeed in (1) developing new services and
     (2) attracting a customer base for those newly developed services, we will not be able to implement this element of our growth strategy, and our future business, results of operations and financial condition could be adversely affected.

     For example, as a result of our acquisition of ENVOY, we are expanding our pharmaceutical and healthcare information and market research services. Providers of these services analyze healthcare information to study aspects of current healthcare products and procedures for use in producing new products and services or in analyzing sales and marketing of existing products. We believe that the healthcare information ENVOY processes in its current business could be utilized to create new data analysis services. In addition to the other difficulties associated with the development of any new service, our ability to develop this line of service may be limited further by contractual provisions limiting our use of the healthcare information or the legal rights of others that may prevent or impair our use of the healthcare information. Due to these and other limitations, we cannot assure you that we will be able to develop this type of service successfully. Our inability to develop new products or services or any delay in development may adversely affect our ability to realize some of the synergies we anticipate from the acquisition of ENVOY and to maintain our rate of growth in the future.

OUR RESULTS COULD BE ADVERSELY AFFECTED BY THE POTENTIAL LOSS OR DELAY OF OUR LARGE CONTRACTS

     Many of our contract research customers can terminate our contracts upon 15-90 days' notice. In the event of termination, our contracts often provide for fees for winding down the project. Still, the loss or delay of a large contract or the loss or delay of multiple contracts could adversely affect our future net revenue and profitability. In addition, EDI customers under certain circumstances may enter into contracts with other providers which lessen the number of transactions processed by or under our contracts.


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OUR BACKLOG MAY NOT BE INDICATIVE OF FUTURE RESULTS

     We report backlog based on anticipated net revenue from uncompleted projects that a customer has authorized. Backlog does not include anticipated net revenue from our transaction processing services since the contracts do not quantify the volume of transactions processed. We cannot assure you that the backlog we have reported will be indicative of our future results. A number of factors may affect our backlog, including:

          - the variable size and duration of projects (some are performed over several years);

          -    the loss or delay of projects; and

          -    a change in the scope of work during the course of a project.

WE FACE RISKS CONCERNING THE YEAR 2000 ISSUE

     If We or Our Vendors Do Not Adequately Prepare for the Year 2000 Issue, Our Operations Could be Disrupted

     We are continuing to implement our Year 2000 Program described in our previous filings with the Securities and Exchange Commission, and we refer you to our Form 10-K for the fiscal year ended December 31, 1998 for information relating to the staffing, framework and scope of our Year 2000 Program. We have addressed and substantially completed our assessment, remediation, testing and deployment of our systems relating to our commercialization service group. We have successfully remediated, replaced and migrated a substantial majority of systems in our product development service group and anticipate that substantial completion of these systems will occur by the end of the third quarter of 1999. We have evaluated the state of readiness of our recent acquisitions, including ENVOY, PMSI and SMG Marketing Group, Inc., which form the core of our QUINTERNET(TM) informatics services, and have integrated these acquisitions into our Year 2000 Program. We are substantially complete with respect to the systems formerly owned by PMSI and SMG and anticipate that remediation, internal testing and deployment of former ENVOY systems will be substantially complete by the end of the third quarter of 1999. We expect to complete the core components of our Year 2000 Program before there is a significant risk that internal Year 2000 problems will have a material impact on our operations.

     Although we cannot control whether and how third parties will address the Year 2000 issue, we are conducting a limited evaluation of critical services on which we are substantially dependent. For example, we believe that among our most significant third party service providers are physician investigators who participate as independent contractors in clinical studies conducted through our contract research services and external organizations (such as pharmacies, insurance providers and medical offices) linked to our QUINTERNET(TM) informatics services; consequently we are developing a specialized process to assess and address Year 2000 issues arising from these relationships. We do not plan to assess how our customers, such as pharmaceutical and large biotechnology companies, are dealing with the Year 2000 issue.


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     If Our Costs of Addressing the Year 2000 Issue Exceed Our Estimates, Our
     Net Income Could Be Adversely Affected

     We estimate that the aggregate costs of our Year 2000 Program, including recent acquisitions, will be approximately $20.7 million, including costs already incurred. A significant portion of these costs, approximately $8.1 million, are not likely to be incremental costs, but rather will represent the redeployment of existing resources. This reallocation of resources is not expected to have a significant impact on our day-to-day operations. We incurred total Year 2000 Program costs of $12.3 million through June 30, 1999, of which approximately $7.5 million represented incremental expense. Our estimates regarding the cost, timing and impact of addressing the Year 2000 issue are based on numerous assumptions of future events, including the continued availability of certain resources, our ability to meet deadlines and the cooperation of third parties. We cannot assure you our assumptions will be correct and that these estimates will be achieved. Actual results could differ materially from our expectations as a result of numerous factors, including the availability and cost of personnel trained in this area, unforeseen circumstances that would cause us to allocate our resources elsewhere, costs relating to the Year 2000 compliance status of acquired companies and similar uncertainties.

     We are developing business continuity plans for each service area. These plans are specifically created based on the unique characteristics of the affected service group or business unit. We will continue to develop and refine these plans through the fourth quarter of 1999.

     Our Business Could Be Adversely Affected if Year 2000 Issues Are Not Adequately Addressed in Other Parts of the World or by Companies With Which We Do Business

     We face both internal and external risks from the Year 2000 issue. If realized, these risks could have a material adverse effect on our business, results of operations or financial condition. Our primary internal risk is that our systems will not be Year 2000 compliant on time. The magnitude of this risk depends on our ability to achieve compliance of both internally and externally developed systems or to migrate to alternate systems in a timely fashion. The decentralized nature of our business may compound this risk if we are unable to coordinate efforts across our global operations on a timely basis. We believe that our Year 2000 Program will successfully address these risks, however, we cannot assure you that this program will be completed in a timely manner. Notwithstanding our Year 2000 Program, we also face external risks that may be beyond our control. Our international operations and our relationships with foreign third parties create additional risks for us, as many countries outside the United States have been less attuned to the Year 2000 issue. These risks include the possibility that infrastructural systems, such as electricity, water, natural gas or telephony, will fail in some or all of the regions in which we operate, as well as the danger that the internal systems of our foreign suppliers, service providers and customers will fail. Our business also requires considerable travel, and our ability to perform services under our customer contracts could be negatively affected if air travel is disrupted by the Year 2000 issue.

     In addition, our business depends heavily on the healthcare industry, including third party physician investigators, pharmacies, insurance providers and medical offices. The healthcare industry, and physicians' groups in particular, to date may not have focused on the Year 2000 issue to the same degree as some other industries, especially outside of major metropolitan centers. As a result, we face increased risk that our physician investigators will be unable to provide us with the data that we need to perform under our contracts on time, if at all. Thus, the clinical study involved could be slowed or brought to a halt. The failure due to a Year 2000 issue of an external organization on whose services we rely significantly could also impact our ability to process transactions in our informatics services. Also,


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     the failure of our customers to address the Year 2000 issue could negatively impact their ability to utilize our services. While we intend to develop contingency plans to address certain of these risks, we cannot assure you that any developed plans will sufficiently insulate us from the effects of these risks. Any disruptions resulting from the realization of these risks would affect our ability to perform our services. If we are unable to receive or process information, or if third parties are unable to provide information or services to us, we may not be able to meet milestones or obligations under our customer contracts, which could have a material adverse effect on our business, results of operations and financial condition.

IF WE LOSE THE SERVICES OF DENNIS GILLINGS OR OTHER KEY PERSONNEL, OUR BUSINESS COULD BE ADVERSELY AFFECTED

     Our success substantially depends on the performance, contributions and expertise of our senior management team, led by Dennis B. Gillings, Ph.D., our Chairman of the Board of Directors and Chief Executive Officer. We maintain key man life insurance on Dr. Gillings in the amount of $3 million. Our performance also depends on our ability to attract and retain qualified management and professional, scientific and technical operating staff, as well as our ability to recruit qualified representatives for our contract sales services. The departure of Dr. Gillings, or any key executive, or our inability to continue to attract and retain qualified personnel could have a material adverse effect on our business, results of operations or financial condition.

OUR PRODUCT DEVELOPMENT SERVICES CREATE A RISK OF LIABILITY FROM CLINICAL TRIAL PARTICIPANTS

     We contract with physicians to serve as investigators in conducting clinical trials to test new drugs on human volunteers. Such testing creates risk of liability for personal injury to or death of volunteers, particularly to volunteers with life-threatening illnesses, resulting from adverse reactions to the drugs administered during testing. It is possible third parties could claim that we should be held liable for losses arising from any professional malpractice of the investigators with whom we contract or in the event of personal injury to or death of persons participating in clinical trials. We do not believe we are legally accountable for the medical care rendered by third party investigators, and we would vigorously defend any such claims. Nonetheless, it is possible we could be found liable for those types of losses.

     In addition to supervising such tests, we also own a number of labs where Phase I clinical trials are conducted. Phase I clinical trials involve testing a new drug on a limited number of healthy individuals, typically 20 to 80 persons, to determine the drug's basic safety. We also could be liable for the general risks associated with ownership of such a facility. These risks include, but are not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the professional malpractice of Phase I medical care providers.

RELAXATION OF GOVERNMENT REGULATION COULD DECREASE THE NEED FOR THE SERVICES WE PROVIDE

     Governmental agencies throughout the world, but particularly in the United States, highly regulate the drug development/approval process. A large part of our business involves helping pharmaceutical and biotechnology companies through the regulatory drug approval process. Any relaxation in regulatory approval standards could eliminate or substantially reduce the need for our services, and, as a result, our business, results of operations and financial condition could be materially adversely affected. Potential regulatory changes under consideration in the United States and elsewhere include mandatory substitution of generic drugs for patented drugs, relaxation in the scope of


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     regulatory requirements or the introduction of simplified drug approval procedures. These and other changes in regulation could have an impact on the business opportunities available to us.

FAILURE TO COMPLY WITH EXISTING REGULATIONS COULD RESULT IN A LOSS OF REVENUE

     Any failure on our part to comply with applicable regulations could result in the termination of ongoing clinical research or sales and marketing projects or the disqualification of data for submission to regulatory authorities, either of which could have a material adverse effect on us. For example, if we were to fail to verify that informed consent is obtained from patient participants in connection with a particular clinical trial, the data collected from that trial could be disqualified, and we could be required to redo the trial under the terms of our contract at no further cost to our customer, but at substantial cost to us.

PROPOSED REGULATIONS MAY INCREASE THE COST OF OUR BUSINESS OR LIMIT OUR SERVICE OFFERINGS

     Certain of our current services relate to the diagnosis and treatment of disease. The confidentiality of patient-specific information and the circumstances under which such patient-specific records may be released for inclusion in our databases or used in other aspects of our business, are subject to substantial government regulation. Additional legislation governing the possession, use and dissemination of medical record information and other personal health information has been proposed at both the state and federal levels. This legislation may (1) require us to implement security measures that may require substantial expenditures or
     (2) limit our ability to offer some of our products and services. These and other changes in regulation could limit our ability to offer some of our products or have an impact on the business opportunities available to us.

INDUSTRY REGULATION MAY RESTRICT OUR ABILITY TO ANALYZE AND DISSEMINATE PHARMACEUTICAL AND HEALTHCARE DATA

     As described above, the pharmaceutical industry is subject to extensive regulations at the federal, state and international levels, including limitations on the prices drug companies may charge. Such regulations may cause our pharmaceutical company clients to revise or reduce their marketing programs. In addition, we are directly subject to certain restrictions on the collection and use of data. Laws relating to the collection and use of data are evolving, as are contractual rights. We cannot assure you that contractual restrictions imposed by our customers, legislation or regulations will not, now or in the future, directly or indirectly restrict the analysis or dissemination of the type of information we gather and therefore materially adversely affect our operations.

CONSOLIDATION IN THE HEALTHCARE INDUSTRY MAY ADVERSELY AFFECT OUR BUSINESS

     Many healthcare providers and payors are consolidating to create larger healthcare organizations. This consolidation reduces the number of potential customers for our EDI and data analysis services, and the increased bargaining power of these organizations could lead to reductions in the amounts paid for such services. For example, payors and other healthcare information companies, such as billing services and practice management vendors, which currently utilize our EDI services, have developed or acquired transaction processing and networking capabilities and may cease utilizing our EDI services in the future. Industry developments are increasing the amount of capitation-based care and reducing the need for providers to make claims or reimbursements for products or services. The impact of these developments in the healthcare EDI and transaction processing industry, as well as the import for the development of new data analysis products, is difficult to predict and could materially adversely affect our business.


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OUR SERVICES ARE SUBJECT TO EVOLVING INDUSTRY STANDARDS AND RAPID TECHNOLOGICAL
CHANGES

     The markets for our services, particularly our QUINTERNET(TM) informatics services, which include our EDI and data analysis services, are characterized by rapidly changing technology, evolving industry standards and frequent introduction of new and enhanced services. To succeed, we must continue to:

          -    enhance our existing services;

          - introduce new services on a timely and cost-effective basis to meet evolving customer requirements;

          -    achieve market acceptance for new services; and

          - respond to emerging industry standards and other technological changes.

     Particularly, the current industry standard EDI platform for processing transactions could be replaced or supplemented by an internet platform to handle these transactions. Some of our competitors in the EDI business are beginning to implement such a platform. If others succeed in implementing an internet platform and are able to gain market acceptance of that platform, whether or not we develop and execute an internet platform, our EDI business could be materially adversely affected.

EXCHANGE RATE FLUCTUATIONS MAY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     We derive a large portion of our net revenue from international operations; for example, we derived approximately 44.3% of our 1998 net revenue from outside the United States. Our financial statements are denominated in U.S. dollars; thus, factors associated with international operations, including changes in foreign currency exchange rates, could significantly affect our results of operations and financial condition. Exchange rate fluctuations between local currencies and the U.S. dollar create risk in several ways, including:

          - Foreign Currency Translation Risk. The revenue and expenses of our foreign operations are generally denominated in local currencies.

          - Foreign Currency Transaction Risk. Our service contracts may be denominated in a currency other than the currency in which we incur expenses related to such contracts.

     We try to limit these risks through exchange rate fluctuation provisions stated in our service contracts, or we may hedge our transaction risk with foreign currency exchange contracts or options. Despite these efforts, we may still experience fluctuations in financial results from our operations outside the United States, and we cannot assure you that we will be able to favorably reduce our currency transaction risk associated with our service contracts.

     On January 1, 1999, a new currency, the euro, became the legal currency for 11 of the 15 member countries of the European Economic Community. Between January 1, 1999 and January 1, 2002, governments, companies and individuals may conduct business in these countries in both the euro and existing national currencies. On January 1, 2002, the euro will become the sole currency in these countries. We are evaluating the impact conversion to the euro will have on our business. In


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     particular we are reviewing (1) whether we may have to change the prices of our services in the different countries because they will now be dominated in the same currency in each country and (2) whether we will have to change the terms of any financial instruments in connection with our hedging activities described above. Based on current information and our initial evaluation, we do not expect the cost of any necessary corrective action to seriously harm our business. However, we will continue to evaluate the impact of these and other possible effects of the conversion to the euro on our business. We cannot assure you that the costs associated with the conversion to the euro will not in the future seriously harm our business, results of operations or financial condition.

WE MAY BE ADVERSELY AFFECTED BY CUSTOMER CONCENTRATION

     We have one customer that accounted for 10% of our revenues for the three months ended March 31, 1999. These revenues resulted from services provided by our product development and commercialization service groups. If this or any future customer of similar size decreases or terminates its relationship with us, our business, results of operations or financial condition could be materially adversely affected.

WE RELY ON SPECIFIC DATA CENTERS FOR OUR EDI BUSINESS

     Our EDI business relies on a host computer system to perform real-time EDI transaction processing. This host computer system is contained in a single data facility. The host computer system does not have a remote backup data center. Although the host computer system is insured, if there is a fire or other disaster at the data facility, our EDI business could be materially adversely affected.

     Our EDI business also relies on a data center operated by a third party to perform many of our other healthcare EDI transaction processing services. The facility is located in Tampa, Florida and is operated by GTE Data Services Incorporated, with whom we have contracted for such processing services. Our EDI business relies primarily on this facility to process batch claims and other medical EDI transaction sets. Our contract with GTE requires GTE to maintain continuous processing capability and a "hot site" disaster recovery system. This contract expires in December 2003. If the GTE facility's services are disrupted or delayed, our EDI business could be materially adversely affected.

WE CANNOT PREDICT THE NEED FOR INDEPENDENT HEALTHCARE EDI PROCESSING

     Our EDI business strategy anticipates that providers of healthcare services and payors will increase their use of electronic processing of healthcare transactions in the future. The development of the business of electronically transmitting healthcare transactions is affected, and somewhat hindered, by the complex nature and types of transactions that must be processed. Furthermore, while the wide variety of processing forms used by different payors has fostered the need for healthcare EDI and transaction processing clearinghouses such as ENVOY to date, if such forms become standardized, through consolidation of payors or otherwise, then the need for independent third party healthcare EDI processing could become less prevalent. We cannot assure you that the electronic processing of healthcare transactions will increase or that our EDI business will grow.

DIRECT LINKS MAY BYPASS NEED FOR OUR EDI SERVICES

     Some third party payors provide electronic data transmission systems to healthcare providers, thereby directly linking the payor to the provider. These direct links bypass third party processors like us. An


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     increase in the use of direct links between payors and providers would materially adversely affect our EDI business.

INCREASED COMPETITION IN THE HEALTHCARE EDI BUSINESS COULD ADVERSELY IMPACT OUR RESULTS

     Increased competition in the healthcare EDI and transaction processing business could force us to reduce, or even eliminate, per transaction fees, which could adversely affect our results of operations. Our EDI services face different types of competition, any or all of which could affect our EDI business. Some of our competitors are similarly specialized, such as former regional partners of ENVOY that have direct provider relationships, and others are involved in more highly developed areas of the business. In addition, some vendors of provider information management systems include or may include, in their offered products, their own electronic transaction processing systems. If electronic transaction processing becomes the standard method of processing healthcare claims and information, other companies with significant capital resources could enter the industry.

NEW HEALTHCARE LEGISLATION OR REGULATION COULD RESTRICT OUR EDI BUSINESS

     The Health Insurance Portability and Accountability Act of 1996 requires the use of standard transactions, standard identifiers, security and other administrative simplification provisions and instructs the Secretary of Health and Human Services to promulgate regulations regarding these standards. The Act also requires the Secretary of Health and Human Services to develop recommendations regarding the privacy of individually identifiable health information. On September 11, 1997, the Secretary presented her recommendations, which, among other things, advise that patient information should not be disclosed except when authorized by the patient. This Act further establishes an August 1999 deadline for Congress to enact privacy legislation. If Congress does not meet this deadline, the Secretary is directed to issue regulations setting privacy standards to protect health information that is transmitted electronically. Such changes could occur as early as the year 2000, and their impact cannot be predicted. Such legislation or regulations could materially affect our EDI business. This Act also specifically names clearinghouses as the compliance facilitators for providers and payors, and permits clearinghouses to convert non-standard transactions to standard transactions on behalf of their clients. We are preparing to comply with the mandated standards within three to six months after they are published. Whether we are successful in complying with these standards may depend on whether providers, payors and others are also successful in complying with the standards.

     In addition, broad-based health information privacy legislation which may restrict third-party processors from using, transmitting or disclosing certain patient data without specific patient consent has recently been introduced in the United States Congress. If this legislation is adopted, it could inhibit third party processors in using, transmitting or disclosing certain treatment and clinical data, or make such activities more expensive to undertake, and hence less profitable to the EDI business. It is difficult to predict the impact of the legislation described above, but such legislation could materially adversely affect our EDI business.

UNAUTHORIZED ACCESS TO DATA CENTERS COULD ADVERSELY AFFECT OUR EDI BUSINESS

     Unauthorized access to our EDI data centers and misappropriation of our proprietary information could have a material adverse effect on our EDI business and financial results. While we believe our current security measures and the security measures used by third parties for whom we process or transmit healthcare information are adequate, such unauthorized access or misappropriation could occur.


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